DRAGONWAVE INC.

Management Discussion & Analysis

January 7, 2010

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s unaudited interim consolidated results of operations and financial condition for the three and nine month periods ended November 30, 2009. This discussion should be read in conjunction with our unaudited consolidated interim financial statements for the three and nine month periods ended November 30, 2009. For additional information and details, readers are referred to the audited annual consolidated financial statements, together with our Interim Financial Statements and MD&A for fiscal 2009 and our Annual Information Form (the "AIF") dated May 7, 2009, all of which are filed separately and are available at www.sedar.com.

        The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The information contained herein is dated as of January 7, 2010 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries, DragonWave Corp. and 4472314 Canada Inc. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

Forward-Looking Statements

        This MD&A contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All forward looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth herein are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures and objectives. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

        Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. These statements are provided to enable external stakeholders to understand our expectations as of the date hereof and may not be appropriate for other purposes. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  our reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our dependence on our ability to develop new products and enhance existing products;
  •
  our history of losses;
  •
  our ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  our exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  our dependence on establishing and maintaining relationships with channel partners;
  •
  our reliance on outsourced manufacturing;
  •
  our reliance on suppliers of components;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  our dependence on ability to recruit and retain management and other qualified personnel;
  •
  our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  our ability to successfully effect acquisitions of products or businesses; and
  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated. To develop a better understanding of the business risk factors that could cause our actual results to differ materially from expectations either expressed or implied please refer to our other publicly filed documents, copies of which are available on SEDAR at www.sedar.com.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.

SELECTED FINANCIAL INFORMATION:

	Three Months Ended		Nine Months Ended
	November 30, 2009	November 30, 2008	November 30, 2009	November 30, 2008
REVENUE	55,819	10,704	107,278	32,001
Cost of sales	31,865	7,000	62,890	20,289

Gross profit	23,954	3,704	44,388	11,712

	42.9%	34.6%	41.4%	36.6%
EXPENSES
Research and development	4,530	2,427	11,098	8,152
Selling and marketing	4,455	2,789	10,561	8,196
General and administrative	2,255	765	5,305	3,028
Investment tax credits	(60)	18	(180)	(82)
Restructuring Charges	—	484	—	484

	11,180	6,483	26,784	19,778

Income (Loss) from Operations	12,774	(2,779)	17,605	(8,066)
Interest income (expense), net	14	170	36	585
Gain on sale of property and equipment	244	—	279	—
Foreign exchange gain (loss)	(146)	2,399	(1,762)	3,664

Net Income (Loss)	12,886	(210)	16,157	(3,817)
Income taxes	(205)	(11)	(493)	(22)
Future Income tax (expense)/recovery	(79)	—	346	—

Net and Comprehensive Income (Loss)	12,602	(221)	16,010	(3,839)

Basic income (loss) per share	0.39	(0.01)	0.54	(0.13)
Diluted income (loss) per share	0.37	(0.01)	0.51	(0.13)
Basic weighted average shares outstanding	32,604,077	28,555,716	29,911,913	28,530,688
Diluted weighted average shares outstanding	34,085,934	28,555,716	31,229,492	28,530,688

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

	As at November 30, 2009	As at February 28, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	90,521	8,504
Short Term Investments	13,482	14,994
Total Assets	159,632	51,828
Line of credit	—	641
Total liabilities	28,904	8,533
Total shareholder's equity	130,728	43,295

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as DragonWave's audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with DragonWave's consolidated financial statements and related notes thereto.

	FY 08	FY 09				FY10
	Feb 29 2008	May 31 2008	Aug 31 2008	Nov 28 2008	Feb 28 2009	May 31 2009	Aug 31 2009	Nov 30 2009
Revenue	10,342	10,725	10,572	10,704	11,333	15,950	35,509	55,819
Gross Profit	4,256	4,381	3,627	3,704	2,939	5,510	14,925	23,954
Gross Profit %	41%	41%	34%	35%	26%	35%	42%	43%
Operating Expenses	6,475	6,835	6,460	6,483	5,997	6,734	8,870	11,180
Income from operations	(2,219)	(2,454)	(2,833)	(2,779)	(3,058)	(1,224)	6,054	12,774
Net income (loss) for the year	(2,249)	(1,941)	(1,677)	(221)	(2,150)	(2,883)	6,291	12,602
Net income (loss) per share
Basic	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.22	0.39
Diluted	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.21	0.37
Weighted average number of shares outstanding
Basic	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	28,620,162	32,604,077
Diluted	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	29,675,696	34,085,934
Total Assets	59,815	54,988	55,371	56,102	51,828	49,818	69,816	159,632

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the growth in our revenue, and the project nature of the network installations of our end-customers. In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul.

        In the third quarter of fiscal 2010, DragonWave recognized revenue of $55.8 million, a sales level that is 29% higher than the revenue recognized in the entire previous fiscal year. This quarter's revenue represents a 57% increase from the second quarter of fiscal 2010 and a 421% increase from the third quarter of fiscal 2009. On a year to date basis, DragonWave recorded $107.3 million in revenue. The Company was able to meet the demand level experienced to date in fiscal 2010 by successfully leveraging the manufacturing capabilities of its contract manufacturers and increasing the size of its in house final configuration and test. The benefits to gross margin of moving a portion of the manufacturing effort to Malaysia, first realized in the second quarter of fiscal 2010, were evident in the third quarter as well. Gross margin reached 42.9% for the three months ended November 30, 2009, which represents an 8.3% increase over the same period in the previous fiscal year. Year to date, the gross margin is 41.4%. Record high sales levels combined with a strong margin have resulted in our third quarter operating profit of $12.8 million (23% of sales). On a year to date basis the income from operations was $17.6 million (16.4% of sales). Net and comprehensive income for the quarter improved by $12.8 million from the same period in the previous year and by $19.8 million for the nine months ended November 30, 2009. (Net income: third quarter; $12.6 million—year to date; $16.0 million).

        The increase in sales in the third quarter of fiscal 2010 was fuelled once again by the North American WiMAX network build out by our largest customer. Sales to this customer accounted for 82% of our revenue for the three months ended November 30, 2009, and 76% of revenue for the nine months ended November 30, 2009 (three and nine months ended November 30, 2008—3% and 17% respectively). We have successfully scaled to meet this customer's volume requirements.

        Revenue growth has also been generated by customers that were not DragonWave's largest in fiscal 2010. Increases in revenue relate in part to shipments to a Canadian national carrier. Sales to customers other than DragonWave's largest have grown from $7.3 million in the first quarter of fiscal 2010, to $8.1 million in the second quarter and $10.2 million in the third quarter of the current fiscal year.

        New customer acquisition continues to be a core focus and strength for the Company. In the three months ending November 30, 2009 the Company shipped to 13 new customers, in 7 different countries. On a year to date basis, DragonWave has attracted 32 new customers. DragonWave's products are proving to be marketable across a variety of geographies and customer types. The Company recently announced that Videotron, a wholly owned subsidiary of Quebecor Media Inc., will be deploying the Horizon Compact packet microwave solution to deliver high capacity backhaul for its HSPA network, bringing consumers and small businesses an unprecedented level of advanced mobile communications services in several major Canadian markets. Also in the third quarter, DragonWave announced Yota, Russia's first provider of high-speed wireless Internet, has deployed DragonWave's Horizon Compact in extending Russia's first 4G network to regions beyond Moscow and St. Petersburg.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        While we have dedicated a significant effort to revenue growth, we also concentrated on continuing to ensure the strength of gross margin. There are a number of key elements to the Company's strategy. First achieving a critical sales volume level has enabled the Company to access volume discounts on materials. Second, continuing to control fixed operating costs is helping the Company to achieve more favourable margins as the volume has increased. The third and most important element in the margin strategy has been the continuation of the strategy to leverage the lower manufacturing costs in Malaysia. Going forward, the migration of more products into lower cost contract manufacturing locations will continue, while our design team remains focused on developing products which simultaneously offer leading capacity and performance metrics with low cost manufacturing characteristics.

        "Horizon Quantum", DragonWave's product solution launched in September 2009 is designed to provide significantly increased bandwidth capacity of up to 4 Gbps per link in a half-rack-unit device incorporating a bandwidth accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. As wireless networks increasingly shift to more bandwidth-intensive data applications, we believe that network traffic, and associated service provider costs, have increased and will continue to increase more rapidly than subscriber revenue. We believe that Horizon Quantum addresses this dynamic by offering a lower cost per bit and lower operational costs for carriers than conventional systems. The marketplace is already providing feedback on the launch of Horizon Quantum. In September 2009, xchange magazine presented us with the Best of 4G Award for our Horizon Quantum Ethernet microwave solution in the Best 4G Enabling Technology Innovation category.

        We announced an updated outlook for annual revenues for the 2010 fiscal year in our news release dated October 8, 2009. The October 8, 2009 outlook has been further updated based on the continuing strength of DragonWave's business in our news release dated January 7, 2010.

Equity Financing

        DragonWave announced on October 15, 2009 that it had commenced trading on the NASDAQ Global Market under the symbol "DRWI". DragonWave's common shares are now dual listed on the Toronto Stock Exchange and the NASDAQ Global Market. The public offering (the "Offering") consisted of a treasury and secondary offering of an aggregate of 12,972,300 common shares at a public offering price of US$10.00 per share (CAD$10.29 per share) for the aggregate gross proceeds of $129,723,000. The Company issued and sold 7,493,562 common shares and certain selling shareholders sold 5,518,738 common shares under the Offering. In connection with the Offering, DragonWave entered into an underwriting agreement with a syndicate of underwriters led by Canaccord Adams and Piper Jaffray & Co. The total gross proceeds to the Company amounted to $77.1 million ($CAD). After deducting commissions and listing expenses, the Company realized net proceeds of $70.5 million ($CAD).

Revenue and Expenses

        We target customers principally in the global wireless communications service providers market and in particular, service providers offering high-capacity wireless communication services. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. We distribute our products and services through a combination of direct and indirect sales channels. In the service provider market, our direct sales efforts target customers worldwide implementing or planning networks, and include marketing to prospective customers where spectrum is being sold in anticipation of a network build. The sales cycle to this class of customer typically involves a trial (or trials), and generally requires nine to twelve months from first contact before orders are received. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply arrangement. We distribute our products and services to the remainder of the market through a network of distributors, Value Added Resellers ("VARs") and Original Equipment Manufacturers ("OEMs"), leveraging the market specific expertise of these channel partners.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        We evaluate revenue performance over three main geographic regions. These regions are North America; Europe, the Middle East and Africa ("EMEA"); and Rest of World ("ROW"). The following table sets out the portion of new customers and existing customers we shipped to in the third quarter of 2010.

Number of Customers Shipped to in the Quarter Ended November 30, 2009

        The ability for the Company to attract new customers in multiple geographies is evident from the chart above. We believe that our growth strategy hinges, in part, on new customer acquisition and on our ability to penetrate markets both inside and outside of North America wherever the wireless backhaul market is expanding. We now have established an office (branch) in Singapore where our recently recruited Singapore sales representatives will begin to increase DragonWave's presence in the region.

        The table below breaks down the revenue earned by region for both the three and nine month periods ending November 30, 2009 and compares these figures to the same periods in the prior fiscal year. As previously indicated, the pace of growth in North America is driving the surge in sales for the Company.

	Three months ended				Nine months ended
	Nov 30, 2009		Nov 30, 2008		Nov 30, 2009		Nov 30, 2008
	$	%	$	%	$	%	$	%
Revenue
North America	52,685	95%	6,359	59%	97,407	91%	22,062	69%
Europe, Middle East and Africa	2,454	4%	4,026	38%	8,446	8%	9,193	29%
Rest of World	680	1%	319	3%	1,426	1%	746	2%

	55,819		10,704		107,278		32,001

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        Our manufacturing strategy continues to centre on the utilization of outsourced manufacturing to meet the increasing demand for our products worldwide. As such, a large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried on our premises and that of our contract manufacturers'. We use primarily the services of two outsourced manufacturers with locations in North America and Malaysia. One of those manufacturers is BreconRidge Corporation ("BreconRidge"). BreconRidge is a related party because Terence Matthews, one of our directors, holds a significant equity interest. Management believes that the commercial terms of our arrangement with BreconRidge reflect fair market terms and payment provisions.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

        As a consequence of being a publicly traded company the federal portion of Investment Tax Credits ("ITCs") earned by us are no longer refundable but are still available to us to reduce future cash taxes payable. There remains a refundable provincial investment tax credit available to us.

        We conduct the majority of our business transactions in two currencies, U.S. dollars and Canadian dollars. Most of our sales and cost of sales are denominated in U.S. dollars. Since our headquarters are located in Canada, the majority of our operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars. The Company has a supply of Canadian currency from its public offerings. This supply of Canadian currency significantly reduces the requirement for us to purchase Canadian dollars to pay Canadian based expenses. The foreign exchange gain or loss on the consolidated statement of operations is driven largely by the requirement to translate U.S. based cash deposits and accounts receivable into Canadian dollars.

Comparison of the three and nine months ended November 30, 2009 and November 30, 2008

Revenue

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$55,819	$10,704	$107,278	$32,001

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        Revenue for the third quarter of fiscal 2010 increased by $45.1 million compared with the three month period ended November 30, 2008 and on a year to date basis increased by $75.3 million over the same nine month period in the previous year.

        The primary drivers for the increases are as follows:

Changes to Revenue: Three months ended November 30, 2009 vs Three months ended November 30, 2008

North American national carrier	43.8
New Customers	0.3
Canada national carrier	2.8
Regional Carriers and Distributors in EMEA	(1.5)
North American regional carriers and distributors	0.1
Engineering Services	(0.4)

Total	45.1

Changes to Revenue: Nine months ended November 30, 2009 vs Nine months ended November 30, 2008

North American national carrier	72.9
New customers	2.1
Canadian national carrier	3.3
North American regional carriers and distributors	0.6
Distributors and VARs (ROW)	(2.7)
Engineering services	(0.9)

75.3

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Gross Profit

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$23,954	$3,704	$44,388	$11,712
42.9%	34.6%	41.4%	36.6%

        Our gross margin climbed to 42.9% and 41.4% for the three and nine month periods ended November 30, 2009 respectively. This represents an 8.3%, and 4.8% increase respectively over the same periods in the previous fiscal year. We have been working toward reducing the costs of supply for several quarters by moving some of our more labour intensive activities to a contract manufacturing facility in Malaysia. The cost reduction benefits associated with this decision began to be realized in the second quarter of fiscal 2010. Volume discounts made available as demand has increased are also having a favourable impact on our margin performance. While the sales volume has continued to increase quarter over quarter, labour and manufacturing costs incurred have not increased as significantly and this has benefited the gross margin in the third quarter of fiscal 2010. Looking forward we continue to invest in design changes which will reduce manufacturing costs and will continue to pursue the best suppliers globally that meet our quality and cost objectives, as we continue to face downward pricing pressure globally.

Research and Development

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$4,530	$2,427	$11,098	$8,152

        Research and development ("R&D") expenses increased by $2.1 million for the three month period ended November 30, 2009 and $2.9 million for the nine month period ended November 30, 2009, when compared with the same periods in the prior fiscal year.

        A number of factors have contributed to the increased spending in R&D. First, compensation related spending, related in part to variable compensation increased year over year (third quarter increase: $1.4 million; year-to-date increase: $ 1.7 million). Second, material spending for prototype builds is higher in the third quarter of fiscal 2010 than it was in fiscal 2009, though on a year to date basis the change is relatively small (third quarter increase: $0.3 million; year-to-date increase: $ 0.1 million). Third, the Company has invested approximately $ 3.6 million in test and other R&D related equipment in fiscal 2010 and this increase has resulted in higher depreciation levels for R&D (third quarter increase: $0.1 million; year-to-date increase $ 0.2 million). A final contributor to the increase in spending relates to the absence of an externally funded R&D contract which reduced the spending in fiscal 2009 (third quarter increase: $0.3 million; year-to-date increase: $ 0.9 million)

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Selling and Marketing

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$4,455	$2,789	$10,561	$8,196

        Sales and marketing expenses increased $1.7 million in the three months ended November 30, 2009 relative to the same three month period in the previous fiscal year, and $2.4 million for the nine months ended November 30, 2009 compared to the same nine month period in the previous fiscal year.

        Higher variable compensation spending associated with revenue performance accounted for the majority of the increase (third quarter increase: $1.2 million; year to date increase: $1.9 million). The Company has actively recruited sales and customer support staff internationally and their salary and benefits costs are the second largest contributor to the increases in period over period spending (third quarter increase: $0.4 million; year to date increase: $0.8 million). Travel and other costs increased only marginally between the third quarter of fiscal 2009 and fiscal 2010, and decreased year to date compared to the same nine month period in the previous year (third quarter increase: $0.1 million; year to date decrease: $0.3 million).

General and Administrative

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$2,255	$765	$5,305	$3,028

        General and administrative expenses increased by $1.5 million for the three months ended November 30, 2009 when compared to the same three month period in the previous fiscal year, and increased by $2.3 million for the nine months ended November 30, 2009 when compared to the same nine month period in the prior fiscal year.

        The increase in spending in the quarter can be primarily attributed to higher variable compensation costs and compensation spending related to an increase in headcount resources (third quarter of FY10 higher by $1.0 million; year-to-date fiscal 2010 higher by $1.7 million). Business taxes, insurance and other head office expenses differences accounted for a portion of the increase in spending as well (third quarter of FY10 higher by $0.3 million; year-to-date fiscal 2010 higher by $0.3 million). Finally, higher accounting and legal fees also contributed to higher spending (third quarter of fiscal 2010 higher by $0.2 million; year-to-date fiscal 2010 higher by $0.3 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Investment Tax Credits

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$(60)	$18	$(180)	$(82)

        We continue to accrue an amount related to the refundable portion of the ITCs available in the province of Ontario. There has been no significant change in the value accrued in the first three quarters of fiscal 2010 over the amount accrued in the same period in the previous fiscal year.

Restructuring Charges

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$—	$484	$—	$484

        During the third fiscal quarter of the year ending February 29, 2009, the Company implemented a restructuring plan aimed at reducing its operating expenses due to the uncertainty in some of its markets arising from the global financial conditions prevalent at that time. Restructuring charges related to severance costs and other cost reduction measures. Other costs included both legal and contract termination costs.

Interest Income (Net)

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$14	$170	$36	$585

        During the third quarter of fiscal 2010 the Company repaid the remaining outstanding balance of the revolving line of credit. The proceeds from the Offering were invested in highly liquid short term investments for the month of November. The average balance of interest bearing investments was lower over the course of the nine months ended November 30, 2009 than in was for the same period in the previous fiscal year and as a result the interest income during this period is also lower.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Gain on Sale of Property and Equipment

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$244	$—	$279	$—

        The Company triggered small gains on the sale of test equipment when the equipment was exchanged during the purchase of new test assets.

Foreign Exchange Gain (Loss)

Three months ended November 30		Nine months ended November 30
2009	2008	2009	2008
$(146)	$2,399	$(1,762)	$3,644

        The relatively small foreign exchange loss recognized in the third quarter of fiscal 2010 reflected the stability of the Canadian dollar relative to the U.S. dollar over the three month period. The foreign exchange loss over the nine month period was recorded when the Canadian dollar strengthened against the U.S. dollar earlier in the year. The impact to the P&L was created when U.S. denominated monetary assets were translated into Canadian dollars at the balance sheet date.

Income Taxes

	Three months ended November 30		Nine months ended November 30
	2009	2008	2009	2008
Income Tax Expense	$(205)	$(11)	$(414)	$(22)
Future Inc. Tax Expense	$(79)	$—	$(79)	$—
Future Tax Recovery	$—	$—	$346	$—

        The income tax expense, the future income tax expense and the future tax recovery recorded for the three and nine month periods ended November 30, 2009 relate primarily to DragonWave's wholly owned U.S. subsidiary. Given its recent history of positive net income, it was determined that the benefit of the tax losses available to the US company should be recorded. This recovery was recognized in the second quarter of fiscal 2009. An accrual for the estimated taxes payable associated with the net income in excess of available tax losses for the U.S. subsidiary, in addition to an amount related to the utilization of the tax asset was recorded for the three months ended November 30, 2009.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Liquidity and Capital Resources

        As at November 30, 2009, we had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to U.S.$10.0 million and capital expenditure requirements of up to U.S.$3 million.

        The table below outlines selected balance sheet accounts and key ratios:

	As at November 30, 2009	As at February 28, 2009
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	90,521	8,504
Short Term Investments	13,482	14,994
Working Capital	124,319	40,619
Long Term Assets	6,409	2,676
Long Term Liabilities	—	—
Working Capital Ratio	5.3 : 1	5.8 : 1
Days Sales Outstanding in accounts receivable	39 days	76 days
Inventory Turnover	13.0 times	2.3 times

Cash and Cash Equivalents, and Short Term Investments

        As at November 30, 2009, the Company had $104.0 million in cash and cash equivalents plus short term investments ("Cash") representing a $80.5 million increase from the Cash balance at February 28, 2009 (Balance at February 28, 2009: $8.5 million in cash and cash equivalents + $15.0 million in short term investments). Before taking into effect the $70.5 million proceeds from the Offering, the Company generated approximately $11.9 million of Cash in the first nine months of fiscal 2010 from net income, which was assisted by a good accounts receivable collection record and a strategy to minimize the growth in inventory. The Company continues to use its Cash resources to invest in capital equipment needed to meet evolving R&D needs and growing capacity requirements (acquisitions year to date in fiscal 2010 = $4.7 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Working Capital

Changes in working capital	February 28, 2009 to November 30, 2009
Beginning Working Capital Balance (current assets—current liabilities)	40,619
Cash and cash equivalents & short term investments	80,505
Accounts Receivable	20,019
Other receivables	1,527
Inventory	1,329
Prepaid Expenses	522
Current Income Tax Asset	169
Line of Credit	641
Accounts Payable and accrued liabilities	(21,077)
Taxes Payable	(414)
Deferred Revenue	479

Net Change in Working Capital	83,700

Ending Working Capital Balance	124,319

        Working capital is calculated as the difference between our current assets and current liabilities. Our working capital balance increased to $124.3 million between February 28, 2009 and November 30, 2009. The most significant impact related to the increase in Cash. The increase in accounts receivable also had a significant impact, however, the growth in accounts receivable was offset by the growth in accounts payable and accrued liabilities amounts.

        The days sales outstanding in accounts receivable, ("DSO"), as at November 30, 2009 was 39 days. This calculation was 37 days lower than the DSO of 76 days at February 28, 2009. We evaluate DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values. Our favourable DSO performance relates to strong collection efforts and timely receipt of payments.

        Inventory turnover for November 30, 2009 was 13.0 times for the nine month period then ended, an improvement to that experienced at February 28, 2009. Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Cash Inflows and Outflows:

	Nov 30 2008	Feb 28 2009	May 31 2009	Aug 31 2009	Nov 30 2010
Beginning Cash (incl Short Term Investments)	27,697	25,220	23,498	21,975	21,349
Normal Operations
Net Income (Loss)	(221)	(2,150)	(2,883)	6,291	12,602
Changes in Non-Cash Working Capital	(2,625)	79	1,451	(5,709)	2,152
Capital Asset Purchases	(136)	(117)	(592)	(1,501)	(2,628)
Line of Credit/Option proceeds & other	59	15	(44)	36	(463)
Non Cash items included in Net Income	446	451	545	257	511

Total Cash (Used) / Generated	(2,477)	(1,722)	(1,523)	(626)	12,174
NASDAQ IPO	—	—	—	—	70,480

Ending Cash (incl Short Term Investments)	25,220	23,498	21,975	21,349	104,003

Cash Used in Operating Activities

        The positive impact to cash of the net income of $12.6 million was further assisted by the successful accounts receivable collection efforts which contributed to the $2.2 million positive change to non-cash working capital.

Investing Activities (Purchase of Capital Assets)

        We are continuing to invest in capital equipment to support engineering programs as well as the capacity requirements associated with the increase in sales demand. In the quarter, the Company invested in additional capital in the amount of $2.6 million

Financing Activities

        The Offering in which the Company sold 7,493,562 common shares for $10.29 CAD (US$10.00) resulted in gross proceeds of $77.1 million. After deducting commissions and listing expenses, the Company realized net proceeds of $70.5 million.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Commitments as at November 30, 2009

        Future minimum operating lease payments as at November 30, 2009 per fiscal year are as follows:

Fiscal Year	$(000's)
2010	273
2011	1,245
2012	829
2013	104
Thereafter	16

Total	2,467

        In addition to the above, on December 1, 2008, we issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. We are selling equipment to an integrator who will resell the equipment to a service provider. We will be required to fulfill our obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. We have recourse against the integrator in the event that the guarantee is exercised.

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        The common shares of the Corporation are listed on the TSX under the symbol DWI and on the NASDAQ under the symbol DRWI.

	Outstanding	Exercise Price Range	Weighted Avg Exercise Price
Common shares	36,250,989	n/a	n/a
DWI.TO on Nov. 30, 2009	$10.53

Market Capitalization	$381,722,914
Stock option—common shares	2,133,744	$1.34—$10.23	$3.12
Warrants—common share	136,141	$3.56—$9.10	$5.21

        The information presented is at November 30, 2009. There were no material transactions between November 30 and the date of this Management Discussion & Analysis that would materially affect the number of common shares outstanding.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $91,582 per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $8,493 per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view on revenue and cash flow.

Financial Instruments

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	November 30 2009	February 28 2009
Held for Trading(1)	104,003	23,498
Loans and receivables(2)	32,789	11,243
Other financial liabilities(3)	25,490	5,934
(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Transactions with Related Parties

        We lease premises from a real estate company controlled by one of our directors, Terence Matthews. During the three month and nine month periods ended November 30, 2009, we paid $0.3 million and

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

$0.8 million respectively (three and nine months ended November 30, 2008—$0.2 million and $0.6 million respectively) relating to the rent and operating costs associated with this real estate. We have allocated these amounts among our various expense accounts.

        We also purchased products and services from two companies controlled or significantly influenced by Mr. Matthews (BreconRidge and Wesley Clover Corporation). Total net product and services purchased for the three months and nine month periods ended November 30, 2009, were $5.2 million and $11.5 million respectively (three and nine months ended November 30, 2008—$3.6 million and $9.8 million respectively) and the value owing for net purchases at November 30, 2009 was $1.5 million (fiscal year ended February 28, 2009—$1.4 million) and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

        As at November 30, 2009, we had drawn $nil (February 28, 2009—$0.6 million), on an operating credit facility with a limit of U.S.$10.0 million (February 28, 2009—C$5.0 million). Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.70% and 4.36% for the three and nine month periods ended November 30, 2009 (three and nine months ended November 30, 2008—5.44% and 5.84%). The draw on the line of credit is denominated in both Canadian and U.S. currencies. An additional U.S.$1.6 million has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. We have provided a general security agreement on accounts receivable. We were in compliance with the financial covenants included in the lending agreement as at November 30, 2009.

        We also hold a capital expenditure facility with a limit of U.S.$3.0 million (February 28, 2009—Nil). This facility was not utilized as at November 30, 2009.

Controls and Procedures

        In compliance with the Canadian Securities Administrators' National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting. These reports were filed for the nine months ended November 30, 2009 and the twelve months ended February 28, 2009. During the three and nine months periods ending November 30, 2009 no significant changes in internal controls occurred.

        Commencing with our fiscal year ended February 28, 2011, we will be required to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing this assessment.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. We allocate the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement and, therefore, we would allocate the corresponding revenue among the various components, as described above.

        We generate revenue through direct sales and sales to distributors. Revenue on stocking orders sold to distributors is not recognized until the end-user is identified.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue associated with extended warranty and advanced replacement rateably over the life of the contract.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Foreign currency translation

        Our U.S. subsidiary, DragonWave Corp., is considered financially and operationally integrated and is translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in our income.

Income taxes

        We follow the liability method in accounting for income taxes. Under this method, current income taxes are recognized based on an estimate of the current year. Future tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The future benefit of losses available to be carried forward, and likely to be realized are measured using the substantively enacted tax rate in effect at the time in which the losses will be utilized. A valuation allowance is recorded when it is more likely than not that the benefit of the future income tax asset will not be realized.

Future Accounting Changes

        In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards ("IFRS") over a transitional period to be complete by 2011 (first quarter of fiscal 2012). We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be

DragonWave Inc.
Management's Discussion and Analysis
For the three and nine months ended November 30, 2009
Tables are expressed in Canadian $000's except share and per share amounts exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to IFRS

        We will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012 and the interim financial statements starting March 1, 2011. We are aware of the magnitude of the effort involved to succeed in such a transition and have begun the process to prepare for this eventuality.

        We started on the conversion plan in the first half of our 2010 fiscal year with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

        The first phase includes the identification of significant differences between the current Canadian GAAP standards and IFRS that are relevant to us and a review of the alternatives available upon adoption. We performed a diagnostic review and established the most significant differences applicable to us. Canadian GAAP and IFRS differ in the following areas: share based payments, revenue recognition, property and equipment, leases, provisions, reporting currency, accounting for income taxes and presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

        The second phase includes identification, evaluation and selection of accounting policies necessary for us to change over to IFRS as well as potential first-time adoption exemptions. During this phase, we will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. We will begin this phase in the fourth fiscal quarter of our 2010 fiscal year.

        The implementation phase will integrate all the solutions into our financial system and processes that are necessary for us to convert to IFRS.